THE LION ELECTRIC COMPANY ANNUAL MEETING OF SHAREHOLDERS MAY 15, 2024 Dated this 15th day of May, 2024 TSX Trust Company __________________________ Francine Beauséjour Scrutineer __________________________ Isabelle Vachon Scrutineer 1. Final Scrutineers' Report on result of vote by ballot on the Election of Directors The undersigned Scrutineers hereby report that the shareholders present in person or represented by proxy at this Meeting voted on the Election of Directors as follows: Nominees For % For Withhold % Withhold 1. Latasha Akoma 114,016,563 98.22% 2,065,169 1.78% 2. Sheila C. Bair 113,007,227 97.35% 3,074,505 2.65% 3. Marc Bedard 114,190,280 98.37% 1,891,452 1.63% 4. Pierre Larochelle 114,172,085 98.35% 1,909,647 1.65% 5. Dane L. Parker 113,277,138 97.58% 2,804,594 2.42% 6. Ann L. Payne 113,319,897 97.62% 2,761,835 2.38% 7. Pierre-Oliver Perras 110,993,760 95.62% 5,087,972 4.38% 8. Michel Ringuet 115,383,513 99.40% 698,219 0.60% 9. Lorenzo Roccia 112,690,903 97.08% 3,390,829 2.92% 10. Pierre Wilkie 114,121,005 98.31% 1,960,727 1.69%

THE LION ELECTRIC COMPANY ANNUAL MEETING OF SHAREHOLDERS MAY 15, 2024 Dated this 15th day of May, 2024 TSX Trust Company __________________________ Francine Beauséjour Scrutineer __________________________ Isabelle Vachon Scrutineer 2. Final Scrutineers' Report on result of vote by ballot on the Appointment of Raymond Chabot Grant Thornton LLP as Auditors of the Corporation The undersigned Scrutineers hereby report that on the poll taken on the above-mentioned motion, the shareholders present in person or represented by proxy at this Meeting voted as follows: Total Votes Percentage of Votes Cast Votes For 123,506,473 98.98% Votes Withheld 1,277,455 1.02% Total Votes Cast 124,783,928 100.00%

THE LION ELECTRIC COMPANY ANNUAL MEETING OF SHAREHOLDERS MAY 15, 2024 Dated this 15th day of May, 2024 TSX Trust Company __________________________ Francine Beauséjour Scrutineer __________________________ Isabelle Vachon Scrutineer 3. Final Scrutineers' Report on result of vote by ballot on the Renewal of the Corporation’s Omnibus Plan The undersigned Scrutineers hereby report that on the poll taken on the above-mentioned motion, the shareholders present in person or represented by proxy at this Meeting voted as follows: Total Votes Percentage of Votes Cast Votes For 109,800,222 94.59% Votes Against 6,281,538 5.41% Total Votes Cast 116,081,760 100.00%